Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES 2012 EXPLORATION UPDATE

TORONTO, ONTARIO, June 5, 2012 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced mid-year highlights from its 2012 exploration program at existing operations and development projects.

Highlights:
El Peñón, Chile
•	New vein has been discovered approximately 300 metres east of Fortuna – Fortuna Este.
•	New zone of significant mineralization has been identified south of the main Dorada vein and to the west between Dorada and Providencia.
•	Drilling has delineated a new high grade deposit at the Elizabeth vein located 400 metres east of Victoria within Pampa Augusta Victoria.
Significance: New discoveries are being advanced through exploration and accelerated through development  as they represent an opportunity to significantly extend minelife and further enhance production at, or above, a 440,000 ounce sustainable production level.

Chapada, Brazil
•
Mineralization has been identified at Chapada along a strike length of almost 16 kilometres with the discovery of significant gold and copper mineralization encountered approximately 2,500 metres south of Corpo Sul.

•	Alteration and mineralization at Corpo Sul are similar to Chapada but may be related to a completely distinct porphyry cluster.
Significance:  Potential to enhance throughput through the blending of these higher grade ores and possibly allow further development in size and scale to potentially result in an entirely new mine.

Mercedes, Mexico
•	New discovery at Barrancas where drilling has intersected mineralization approximately 600 metres north of Lagunas Norte.
•	Infill drilling at Lupita is confirming the width and grades of mineralization and is expected to continue growth of the measured and indicated mineral resources.
Significance: Expected to enhance mineral resource base, extend minelife and maintain higher throughput and sustainable production levels.

Pilar, Brazil
•	Maria Lazarus, a newly identified target, located 10 kilometres west of Jordino with results similar to Jordino in both grade and width.
•	Drilling two kilometres south east of Jordino under post mineral cover intersected coarse visible gold and assayed 0.43 metres of 66.4 g/t gold indicating that the system is open in that direction.
Significance: Discoveries continue to confirm a cluster of mineralized zones for contribution to production at Pilar although the area has  the potential to become a multi-mine complex.

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The Company’s exploration budget for 2012 is approximately $125 million. Exploration will continue to focus on mineral resource discovery and development as well as mineral reserve growth at existing operations, development projects and on new discoveries to continue developing the Company’s project pipeline.   A total of 390,000 metres of drilling at 16 projects will be completed as part of the 2012 program.

El Peñón, Chile
The El Peñón high grade underground gold silver mine is located in northern Chile, 160 kilometres southeast of Antofagasta. The $29 million 2012 exploration program includes 140,000 metres of surface and underground drilling.  The objective of the exploration program is to replace mineral reserves and mineral resources and, in particular, outline new high grade ounces that will provide sustainability for long term production goals.

During the first five months of 2012 a total of 34,383 metres of drilling have been completed.  The drilling has resulted in the discovery of a new mineralized vein structure, Fortuna Este and the advancement of two new targets that will provide mineral reserve and mineral resource growth for 2012.

Fortuna Este
Exploration drilling completed in the second half of 2011 discovered a massive quartz vein structure 300 metres east of the Fortuna deposit.  The discovery hole, SFE0001 returned 3.12 metres at 2.79 g/t gold equivalent (1.30 g/t gold and 74.45 g/t silver.)  Since the discovery, seven widely spaced surface reverse circulation and diamond drill holes and three underground diamond drill holes have been completed along a strike length of 800 metres.

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Fortuna Este
Hole No.	From (metres)	Width (metres)	Gold (g/t)	Silver (g/t)
SFE0001	156.00	3.12	1.30	74
SFE0002	169.00	2.16	1.83	174
SFE0008	204.00	1.53	1.10	13
SFE0009C	204.00	4.06	3.84	273
SFE0012	80.00	3.14	1.26	8
	267.00	2.21	0.40	5
SFE0013	142.00	1.45	0.00	0
SFE0015	230.00	1.43	13.00	480
UET0022	207.28	0.50	37.50	5114
UET0023	328.20	0.50	51.76	1509
UET0024	332.30	0.54	6.80	6
 *All widths contained in this release refer to true widths.

The best grades and widths of mineralization have been intersected in the northern part of Fortuna Este where SFE0009C returned 4.06 metres @ 9.3 g/t  gold equivalent (3.84 g/t gold and 273 g/t silver.) UET0023 located 220 metres further north, returned 0.50 metres @ 81.94 g/t  gold equivalent (51.76 g/t gold and 1,509 g/t silver) and UET0024 intersected 0.54 metres at 6.9 g/t gold equivalent  (6.8 g/t gold and 6.3 g/t silver.)

At the southern end of Fortuna Este, approximately 400 metres from SFE0009C, SFE0015 intersected 1.43 metres @ 22.6 g/t gold equivalent (13.0 g/t gold and 480 g/t silver).

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In addition to the new Fortuna Este vein, UET0022 intersected 0.50 metres at 139.8 g/t gold equivalent (37.5 g/t gold and 5,114 g/t silver) from a zone of sulfide bearing hydrothermal breccia located approximately 100 metres east of Fortuna.  This may be a splay of Fortuna vein or the discovery of a new subparallel vein system.

The presence of these high grades, multiple structures and the continuity of a mineralized structure bode well for the upside of Fortuna Este.  During the remainder of 2012, drilling will focus on expanding the high-grade areas in both the north and south as well as delineating the new structure identified in UET0022.

Dorada South
Two new mineralized structures, Dorada West 1 and Dorada West 2 have been identified along the southern projection of Dorada.  The structures, which are separated by 20 to 30 metres of barren wall rock have been traced along 700 metres of strike length and remain open along strike to the south.  The best intersection is in hole, SNX0238 which returned 2.98 metres @ 57.46 g/t gold equivalent (24.2 g/t gold and 1,663 g/t silver.) The average widths and grades of mineralization with the current drill results are 2.26 metres @ 13.18 g/t  gold equivalent (5.07 g/t gold and 348 g/t silver) for Dorada West 1 and 1.06 metres @ 13.61 gold g/t  equivalent (9.21 g/t gold and 220 g/t silver) for Dorada West 2.

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Dorada West 1
Hole No.	From (metres)	Width (metres)	Gold (g/t)	Silver (g/t)
SNX0235	364.00	6.16	3.87	320
SNX0238	392.00	2.98	24.20	1663
SNX0239	399.00	2.38	0.02	2
UID0011	107.18	0.77	2.08	116
UID0012	98.00	1.01	14.05	6
UID0013	105.00	0.40	1.27	42
UID0014	124.52	0.95	2.38	134
UID0015	125.29	2.53	4.37	371
UID0016	114.00	1.00	2.62	241
UID0017	154.30	0.62	8.03	674
UED0001	102.43	2.76	3.98	294
UED0002	168.40	0.54	0.53	49
UED0003	124.07	4.00	1.80	146
UED0004	99.00	1.05	2.60	150
PX589	388.00	4.13	0.70	44
PX594	357.00	1.39	1.73	21
PX598	366.00	2.42	0.50	62
PX574	372.00	3.98	4.08	301
PX596	319.00	3.88	10.44	790
PX600	402.00	1.80	0.81	32

Dorada West 2
Hole No.	From (metres)	Width (metres)	Gold (g/t)	Silver (g/t)
SNX0235	379.00	1.82	3.71	275
SNX0236	316.00	2.84	0.01	0
SNX0237	367.00	1.85	0.66	47
SNX0239	441.00	0.60	1.34	104
UID0011	67.53	1.32	14.99	807
UID0012	71.45	0.75	3.16	49

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UID0013	77.50	0.61	146.29	169
UID0014	84.28	1.80	5.13	522
UID0015	91.50	0.38	3.48	287
UID0016	93.05	0.27	4.71	358
UID0017	126.50	0.49	1.19	91
UED0001	77.00	0.90	2.79	182
UED0003	90.00	0.77	1.71	36
UED0004	96.10	0.50	1.68	89

Mineralization consists of oxidized hydrothermal breccias and quartz veins with abundant hematite and manganese oxides and is best developed near a sub horizontal contact between rhyolite tuffs and underlying rhyolite flows and intrusive rocks.  The mineralization has been traced along a dip length of approximately 150 metres and remains open down dip.

Pampa Augusta Victoria – Elizabeth Vein
Past drilling at Pampa Augusta Victoria had identified several discontinuous vein zones in the hanging wall of the main Victoria vein.  These structures, approximately 400 metres east of Victoria, were not included in 2011 in any mineral reserve or mineral resource estimate due to the lack of drill information.  Drilling in 2012 is specifically focused on establishing the continuity of these sub parallel structures and to date, has identified a narrow but high grade deposit in the Elizabeth vein.

Results are shown in the figures and  table below:

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Elizabeth Vein
Hole No.	From (metres)	Width (metres)	Gold (g/t)	Silver (g/t)
SUI0133C	205.75	0.12	0.20	98
SUI0134C	205.35	0.10	1.10	281
SUI0135C	282.50	0.54	13.87	3111
SUI0136C	260.55	0.41	2.23	167
SUI0137C	182.82	0.19	47.80	5695
SUI0138C	156.05	0.22	0.22	1
SUI0139C	179.15	0.02	0.00	0
SUI0141C	231.00	0.35	0.15	52
SUI0142C	274.00	0.34	0.98	152
SUI0143C	244.30	0.19	2.83	410
SUI0144C	258.40	0.40	34.53	2572
SUI0146C	257.35	0.61	0.01	0
SUI0147C	301.00	0.11	0.04	2
SUI0155C	188.81	0.16	3.72	1262
SUI0156C	193.41	0.09	0.16	2
SUI0157C	236.45	0.42	7.55	2154
SUI0158C	232.85	0.23	0.27	20
SUI0159C	277.45	0.20	0.37	18
SUI0160C	253.28	1.15	10.71	2677
SUI0161C	276.95	0.21	16.10	1646

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SUI0162C	308.02	0.50	6.72	906
SUI0163C	261.20	0.19	0.11	3
SUI0164C	259.60	0.21	0.32	90
SUI0165C	255.45	0.36	9.55	1265
SUI0166C	287.40	0.43	8.59	196
SUI0167C	272.90	0.44	1.71	281
SUI0168C	264.00	0.25	1.94	729
SUI0169C	327.96	0.27	1.22	856
SUI0170C	197.58	0.30	0.04	1
SUI0176C	166.85	0.40	2.77	597
SUI0177C	151.65	0.61	19.10	1014
SUI0178C	178.45	0.26	0.02	2

A total of 32 holes have been completed to date at Elizabeth and have outlined mineralization along a strike length of 300 metres and a dip length of 150 metres and the mineralization remains open along strike and locally down dip.  As with Victoria, the mineralization is characterized by extremely high silver values.

Additional drilling in 2012 will focus on extending the mineralization at Elizabeth as well as the other sub parallel structures east of Victoria and establishing a mineral reserve and mineral resource for these areas.

Exploration drilling will continue throughout 2012 to further extend mineralization at Victoria, both along strike and down dip, and will also expand and confirm the mineral resource potential of the Victoria Este and Elizabeth veins.

Pampa Augusta Victoria is being fast tracked which will contribute to production and, along with the new discoveries, will give us the flexibility to consider an increase in annual production above the newly established sustainable level of 440,000 GEO.

Chapada, Brazil
The Chapada open pit gold-copper mine is located northwest of Brasília in Goiás State. The $7 million 2012 exploration program includes 27,000 metres of diamond drilling that will principally target the southern extension of the Corpo Sul deposit as well as infill parts of the Corpo Sul mineral resource identified in 2011.

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Early results from current diamond drilling completed south of the Corpo Sul extension have returned very encouraging  gold and copper values from sulphide mineralization. Hole CS-70 is the southernmost hole completed to date and intersected wide zones of alteration and mineralization and 154 metres of 0.17 g/t gold and 0.32% copper including a higher grade core of 106 metres of 0.22 g/t gold and 0.41% copper.  This intersection extends Corpo Sul for more than 2.5 kilometres along strike to the southwest. Mineralization remains open in that direction and along dip in both directions.  Additional drilling on sections spaced between 200 to 400 metres apart confirm similar grades to that in CS-70 as outlined in the tables and figure below from south to north.

Corpo Sul
Section	Hole No.	From (metres)	Width (metres)	Gold (g/t)	Copper (%)
A	CS-70	166	154	0.17	0.32
	incl.	182	106	0.22	0.41
	CS-83	pending
B	CS-66	149	86.4	0.18	0.34
	incl.	158	29	0.23	0.4
	CS-85	pending
	CS-78	pending
C	CS-59	237	58	0.1	0.28
	CS-64	106	124	0.15	0.26
	incl.	149	46	0.24	0.41
	CS-67	176	45	0.26	0.27

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	incl.	178	23	0.36	0.35
D	CS-55	94	179	0.13	0.25
	incl.	187	57.8	0.2	0.41
	CS-61	132.9	91.1	0.4	0.38
	incl.	134	72	0.49	0.44
E	CS-47	109	77	NSV	0.29
	incl.	114	6	0.2	0.48
	incl.	136	25	0.13	0.4
	CS-51	48.8	168.2	0.13	0.25
	incl.	127	43	0.23	0.39
	incl.	199	18	0.13	0.31
F	CS-46	24.1	129.1	0.14	0.27
	incl.	56	13	0.24	0.48
	CS-43	119	124	NSV	0.16
G	CS-34	43.1	210.9	0.13	0.2
	incl.	74	31.9	0.22	0.35
	CS-37	80	69.2	0.37	0.28
	incl.	100	35	0.55	0.37
H	CS-35	105	127	0.14	0.25
	incl.	106	31	0.21	0.4
	CS-36	13.3	134.3	0.4	0.41
	incl.	45	81.4	0.56	0.5
	CS-41	7.4	119.6	0.24	0.2
	incl.	21	41	0.4	0.3

Note:  0.1 g/t gold cutoff, 0.1% copper cutoff.  Including results 0.3g/t Au or  0.3%  Cu  cutoff “incl.”

The results from Corpo Sul confirm similar metallurgy to the Chapada main pit ores.  Based on this and the associated low strip ratio of the existing resource the Company is provided with the flexibility to at least blend ore between the main pit and Corpo Sul to increase production, particularly copper production because of the higher copper grade, although it may represent the opportunity for an entirely new mine.

Drilling completed along strike of the Chapada southwest extension defined in 2011 has returned mixed results with narrow low grade values in CS-45 and CS-48 but both widths and grades improve to the northeast towards the Chapada pit.

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Chapada Southwest
Section	Hole No.	From (metres)	Width (metres)	Gold (g/t)	Copper ( %)
I	CS-32	95	50	0.25	0.22
	CS-38	38.21	39.72	NSV	0.15
J	CS-42	92	83.16	0.14	0.23
	CS-44	49	65.26	0.14	0.25
	CS-49	97	65	0.13	0.26

Note:  0.1 g/t gold cutoff, 0.1%  Cu cutoff.

The drilling at Corpo Sul has identified gold and copper mineralization along a minimum strike length of 4.5 kilometres, to a depth of almost 300 metres and mineralization remains open along strike and down dip.  With the discovery of Suruca in late 2009, Corpo Sul in 2011 and the continued positive results at Corpo Sul this year, economic copper and gold mineralization has now been identified along a strike length of almost 16 kilometres including the main Chapada deposit.

Corpo Sul will provide the opportunity to further evaluate whether it will be more than just a higher grade ore contribution to an ore blend, or as it begins to show sufficient size and continuity to either represent a larger portion of ore contribution or an entirely new mine adjacent to Chapada.

During the remainder of 2012, diamond drilling will continue to focus on the expansion and delineation of mineralization at the Corpo Sul extension and on confirming grade continuity of the Corpo Sul mineral resource through infill drilling.

Mercedes, Mexico
Mercedes is a gold and silver project located in Sonora Mexico and is Yamana’s newest mine.  The $7 million 2012 exploration program  includes approximately 33,000 metres of diamond drilling focused on the expansion of mineral reserves and mineral resources, particularly at the Lagunas Norte extensions within the Barrancas zone and at the Lupita vein zone. Three core rigs are currently on site and a total of 16,034 metres have been drilled in 55 holes year-to-date.

Annual production from the mine is estimated to be up to 120,000 gold equivalent ounces in 2012, growing to 140,000 gold equivalent ounces in 2014. Mercedes is a gold-silver vein/stockwork system with mineralization contained in four areas: Mercedes, Barrancas, Klondike and Lupita.

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Barrancas Vein– Marianas Zone extension
A total of 12 holes have been completed as part of a widely-spaced drilling program that has tested nearly 1,000 metres of strike length to the north west of the Lagunas Norte ore body on the Barrancas structural trend.  Almost all holes have intersected broad zones of fractured, iron stained and argillized andesite. However, associated quartz-carbonate-adularia stockwork/brecciated vein zones are highly variable in distribution and width.

Ore grade values have been intersected in six holes located nearly 600 metres north west of Lagunas Norte and are highlighted by M12-639D which intersected two vein zones with 3.04 metres of 12.69 g/t gold and 11.5 g/t silver and an additional 1.24 metres of 74.7 g/t gold and 4.0 g/t silver.  Additional drilling completed in 2012 will be focused on establishing the continuity and extensions of this newly discovered “Marianas” zone.

Results from recent drilling are highlighted in the table  and figure below:

Barrancas Vein – Marianas Zone
Hole No.		From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)
M12-637D		239.27	240.79	1.52	4.69	27.0
M12-638D		323.75	325.55	1.80	4.35	13.3
M12-638D	and	335.28	339.85	4.57	3.12	8.2
M12-639D		454.77	457.81	3.04	12.69	11.5
M12-639D	and	468.48	470.01	1.53	3.57	8.0
M12-639D	and	476.38	477.62	1.24	74.70	4.0

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M12-640D		334.67	335.99	1.32	2.53	4.0
M12-640D	and	397.60	401.73	4.13	2.68	15.6
M12-640D	and	411.32	412.92	1.61	14.50	17.0
M12-640D	and	480.20	481.86	1.66	3.32	23.0
M12-641D		448.97	450.49	1.52	3.94	6.0
M12-643D		401.73	402.28	0.55	4.21	6.0
M12-644D		445.40	448.37	2.97	11.33	15.7

Note:  2.0 g/t gold equivalent cutoff

This new discovery at Marianas is currently not reflected in Mercedes’ mineral reserves and mineral resources and it is expected that continued exploration success will contribute to mineral resources growth in 2012.

Lupita
Thirty metre in-fill drilling at Lupita continues to demonstrate that the quartz-carbonate vein/stockwork zone at the lower andesite/upper tuff contact is very continuous.  Vein width varies  from 0.5 to nearly 15.0 metres although the amount of greenish ore stage quartz varies greatly from hole to hole. Forty-one holes have been completed to date and assays returned from the first 37 holes indicate that most holes within the 2011 inferred grade shell contain at least narrow intervals with grades over 2.0 g/t gold equivalent.

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Results are shown in the figure and table below:

Mercedes Drill Results – Lupita
Hole No.		From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)	Gold Equivalent (AuEq)(g/t) (150:1)
L12-157D		72.54	79.25	6.71	4.03	23.2	4.18
L12-162D		205.64	210.88	5.24	2.45	48.3	3.01
L12-164D		226.77	228.30	1.53	11.35	8.0	11.49
L12-165D		252.07	253.51	1.44	3.72	30.0	3.92
L12-168D		194.46	197.51	3.05	3.83	14.5	3.93
L12-169D		212.75	213.06	0.31	2.44	8.0	2.49
L12-169D	and	216.71	217.32	0.61	1.97	12.0	1.97
L12-170D		284.38	286.37	1.99	5.02	22.4	5.03
L12-171D		126.19	127.41	1.22	2.21	33.5	2.43
L12-173D		144.07	145.39	1.32	5.37	82.0	5.91
L12-173D	and	146.81	147.52	0.71	2.36	34.0	2.58

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L12-174D		178.64	182.58	3.94	4.65	58.0	5.03
L12-175D		178.17	182.11	3.94	4.25	40.3	4.54
L12-176D		201.17	203.00	1.83	5.28	50.9	5.62
L12-176D	and	219.46	220.99	1.53	4.93	30.0	5.13
L12-178D		47.85	48.46	0.61	3.48	5.0	3.51
L12-179D		162.76	166.15	3.39	6.88	33.0	7.10
L12-182D		31.39	32.00	0.61	101.50	52.0	101.85
L12-183D		177.70	179.22	1.52	3.89	18.5	4.02
L12-184D		175.50	177.39	1.89	2.96	33.8	3.19
L12-185D		197.07	198.12	1.05	3.11	7.0	3.15
L12-186D		197.21	199.64	2.43	9.81	74.3	10.31
L12-187D		183.18	183.79	0.61	2.95	13.0	3.03
L12-187D	and	184.21	186.54	2.33	2.74	18.8	2.87
L12-189D		281.03	283.40	2.43	2.97	40.3	3.24
L12-190D		231.34	231.70	0.36	2.01	20.0	2.14
L12-190D	and	233.05	234.65	1.60	3.11	27.5	3.29
L12-191D		277.95	280.72	2.77	5.79	77.8	6.31
L12-192D		202.08	203.91	1.83	5.73	70.3	6.19
L12-194D		182.58	184.40	1.82	6.19	53.1	6.55

Note:  Cutoff 2.0 g/t gold equivalent

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The drill program currently being completed at Lupita will increase the confidence in mineral resources from inferred to indicated and enable a mineral reserve analysis to be completed.

The continued exploration success and growing mineral resources at Mercedes will contribute to sustainability of higher throughput levels of 1,800 tonnes per day, higher production level of 140,000 ounces of annual production expected beginning in 2014 and the  potential increase extension of mine life.

Pilar, Brazil
Pilar is a development stage project located in Goias, Brazil approximately 80 kilometres from the Company’s Chapada mine.  The $10 million 2012 exploration program includes 36,000 metres of diamond drilling.

The drilling is focused on the expansion of the Jordino resource both down dip, which has been shown to be open for more than two kilometres of dip length, and along strike to the south under younger cover rocks. In addition, exploration drilling will be completed at Maria Lazarus located approximately ten kilometres west of Jordino. Year-to-date, 24 drill holes have been completed totaling 11,227 metres and drill results confirm that growth in mineral reserves and mineral resources will continue in 2012.

 The project is currently in development with production expected to begin in mid-2013. Annual production from the mine is estimated to be 140,000-150,000 ounces of gold.
Jordino
JD-540 intersected 0.43 metres of 66.4 g/t gold almost two kilometres south east of the current Jordino mineral resource under younger cover rocks.  This is the only drill hole to test the potential strike extension to the south east and although the geology is not directly correlatable to Jordino, it indicates that the mineralized system continues over more than 2,000 metres along strike.

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Maria Lazarus
This target is located approximately ten kilometres west of the Jordino ore body and is similar in geology and style of mineralization to Jordino.  A series of historic garimpo activities  have exposed a well mineralized structure along a strike length of at least three kilometres.  Initial wide space exploratory drilling commenced in late 2011 and to date 18 diamond drill holes have been completed testing a strike length of 1,200 metres and a dip length in excess of 400 metres. Assay results from holes ML-005 through ML-013 have identified a main core of mineralization of 700 metres in strike length that has grades and widths similar to Jordino with widths of between 0.5-1.0 metre and grades between 3.61 and 18.25 g/t gold.

Results are shown in the table and figure below:

Maria Lazarus & Jordino Southeast
Hole No.	From (metres)	To (metres)	Length (metres)	Gold (g/t)(1)	Gold (g/t)(2)
ML-001	55.00	56.00	1.00	4.25
ML-002	93.00	95.00	2.00	4.47
ML-003	41.00	42.00	1.00	2.89
ML-004				NSV
ML-005	474.47	475.34	0.87	4.04	4.16
ML-006	185.00	186.03	1.03	3.61	4.27
ML-007	146.68	148.32	1.64	1.55	1.41
ML-008		Abandon

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ML-008A	23.63	24.95	1.32	3.44	4.50
Incl.	24.19	24.95	0.76	4.80	6.26
ML-008A	29.95	31.00	1.05	6.38	9.98
Incl.	30.46	31.00	0.54	11.40	18.90
ML-009	593.00	594.97	1.97	2.06	2.44
Incl.	594.47	594.97	0.50	4.09	4.71
ML-009	598.00	598.50	0.50	10.35	12.80
ML-009	601.35	601.87	0.52	4.30	4.77
ML-010	968.15	969.85	1.70	2.03	3.16
Incl.	969.25	969.85	0.60	3.57	7.05
ML-011	740.43	741.00	0.57	21.10	18.25
ML-012	303.61	304.78	1.17	4.15	4.56
Incl.	304.25	304.78	0.53	8.45	9.40
ML-013	120.26	120.80	0.54	4.62	4.25
ML-014				NSV
ML-015				NSV
ML-017	617.00	617.67	0.67	2.92	2.21
JD-540	767.89	768.32	0.43	66.4
Cutoff: 1.5g/t Gold     NSV:  Not significant value
(1) Based on gold fire  assay
(2) Based on gold screen fire  assay

The success of this early stage drilling effort at Maria Lazarus continues to confirm that the area surrounding Pilar is a cluster of mineralized zones which will contribute to Pilar’s ore feed or potentially could be developed as a multiple mine complex.

The Company has already increased the capacity of the mill by 30 percent from the feasibility study level and continues to assess potential increases to production and mine life with a strategic plan to fully utilize the increased capacity beginning in 2014.

2012 Exploration Program
Exploration continues to be a vital component of organic value creation.  In 2012 the Company is expecting to spend $125 million  to continue with the previous exploration successes.  The focus of the exploration program is to discover additional ounces with the potential to be brought quickly to production, enhancing asset values and to discover ounces which can be brought into the Company’s project pipeline, enahcning future value.

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Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.  For additional information on these programs for Chapada and
El Peñón please refer to the following two technical reports: Chapada Mine and Suruca Project,  Goiás State, Brazil Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators dated March 7, 2011 and Technical Report on the El Peñón mine, Northern Chile dated December 7, 2010 found at www.sedar.com.

Qualified Persons
Sergio Brandão, P. Geo., Director of Exploration, Brazil for Yamana Gold Inc. has reviewed and approved the scientific and technical information contained within this press release relating to Chapada and Pilar and serves as the Qualified Person as defined in National Instrument 43-101.

Darcy Marud, P. Geo., SVP Exploration for Yamana Gold Inc. has reviewed and approved the scientific and technical information contained within this press release relating to El Peñón and Mercedes and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parametres as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2011 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated

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Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

(All dollar amounts are expressed in United States dollars unless otherwise specified)

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